Exhibit 99.15

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2009 (the “Form 40-F”), I, Rogerio Moreno, MAusIMM, Principal Geologist of MCB Servicos e Mineracao Ltda., hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the Fazenda Brasileiro Project, the Jacobina Project, the Sao Vicente Project and the Ernesto/Pau a Pique Project as at December 31, 2009 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

MCB SERVICOS E MINERACAO LTDA.

By:	/s/ Rogerio Moreno
Name:	Rogerio Moreno
Title:	Principal Geologist — Pgeo.

Date: March 31, 2010